  Exhibit 99.1

NXT Energy Solutions to Present at the SNN Network Canada Virtual Event on Thursday, January 7, 2021

CALGARY, AB, ACCESSWIRE, December 29, 2020 - NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced that it will be presenting at the SNN Network Canada Virtual Event on Thursday, January 7, 2021 at 12:00 pm EST. George Liszicasz (CEO) and Eugene Woychyshyn (CFO) will be hosting the presentation and answering questions from investors.

Mr. Liszicasz and Mr. Woychyshyn will host investor meetings throughout the day. 1-on-1 investor meetings with NXT are available and will be scheduled and conducted via private, secure video conference. If you would like to book 1-on-1 investor meetings with the Company, and to watch the Company’s presentation, please make sure you are registered for the virtual event here: https://canada.snn.network/signup.

The SNN Network Canada Virtual Event website is available here: https://canada.snn.network/.

If you can’t make the live presentation, all company presentations and “the webcast” will be available directly on the conference event platform on this link, under the tab “Agenda”: https://canada.snn.network/agenda.

SNN Network Canada Virtual Event 2021

Presentation Date: Thursday, January 7, 2021

Presentation Time: 10:00 am Mountain Time/12:00 pm Eastern Time

Webcast Link: https://www.webcaster4.com/Webcast/Page/2059/39324

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

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For investor and media inquiries please contact:

Eugene Woychyshyn	Mr. George Liszicasz
VP of Finance & CFO	President & CEO
+1-403-206-0805	+1-403-206-0800
nxt_info@nxtenergy.com	nxt_info@nxtenergy.com
www.nxtenergy.com	www.nxtenergy.com